FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo and Dye's Section 16 Filer www.section16.net

1. Name and Address of Reporting Person* Nelley, Jr., John W.	2. Issuer Name and Ticker or Trading Symbol Duke Realty Corporation (DRE)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) X Director 10% Owner X Officer (give title below) Other (specify below) Managing Director, Nashville Operations
(Last) (First) (Middle) 782 Melrose Avenue	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 2/10/03
(Street) Nashville,, TN 37211		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Follow- ing Reported Transactions(s) (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock								76,303	D
Common Stock								1,715	D	By IRA
Common Stock								11,213	D	By IRA Rollover(1)
Common Stock								1,721	I	By 401(K) Plan - A(1)
Common Stock								1,749	I	By 401(K) Plan - B(2)
Common Stock								469	I	(3)
Common Stock								29,756	I	(4)
Common Stock								5,849	I	(5)
Common Stock								5,800	I	(6)
Common Stock								1,100	I	(7)
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Units of Duke Realty Limited Partnership	1 for 1							7/2/99	n/a	Common Stock	826,786		826,786	I	(8)
Employee Stock Options-Right to Buy(9)	$20.7428							11/1/97	11/1/06	Common Stock	55,200		55,200	D
Employee Stock Options-Right to Buy(10)	$23.1884							5/20/99	5/20/08	Common Stock	51,750		51,750	D
Employee Stock Options-Right to Buy(11)	$20.0634							1/21/00	1/21/09	Common Stock	55,200		55,200	D
Employee Stock Options-Right to Buy(12)	$20.0000							1/25/01	1/25/10	Common Stock	13,793		13,793	D
Employee Stock Options-Right to Buy(13)	$24.9800							1/31/02	1/31/11	Common Stock	11,043		11,043	D
Employee Stock Options-Right to Buy(14)	$23.3500	1/30/02		A	V	10,830		1/30/03	1/30/12	Common Stock	10,830		10,830	D
Phantom Stock Units(15)	1 for 1	(15)		A	V	271		(15)	None	Common Stock	271		5,366	D
Phantom Stock Units(16)	1 for 1	2/10/03		A		3,213		(16)	None	Common Stock	3,213		3,213	D

Explanation of Responses:

(1) Based on a plan statement as of December 31, 2002.
(2) Between March 1, 2002 and February 10, 2003, the Reporting Person acquired 248 shares of DRE's common stock under the Company 401(K) plan.
(3) Represents the Reporting Person's interest in common stock owned by NWI XV, L.P., in which the Reporting Person has a 34.00% general partnership interest.
(4) Represents the Reporting Person's interest in common stock owned by NWI Warehouse Group NV, L.P., in which the Reporting Person has a 22.00% general partnership interest.
(5) By John W. Nelley, Jr., as Co-Trustee for the Revocable Inter-Vivos Trust for Lindsay P. Stone. The Reporting Person disclaims any beneficial interest in these shares.
(6) By John W. Nelley, Jr., as Trustee for the 1987 E.H.W., Jr., Family Trust. The Reporting Person disclaims any beneficial interest in these shares.
(7) By John W. Nelley, Jr., as Trustee for the Jack Denton Graham Family Trust. The Reporting Person disclaims any beneficial interest in these shares.
(8) Represents the Reporting Person's interest in Units owned by NWI Warehouse Group NV, L.P., in which the Reporting Person has a 22.00% general partnership interest.
(9) The Stock Options vested annually at a rate of 33.33% per year and were fully vested on 11/1/99.
(10) The Stock Options vested annually at a rate of 33.33% per year and were fully vested on 5/20/01.
(11) The Stock Options vested annually at a rate of 33.33% per year and were fully vested on 1/21/02.
(12) The Stock Options vest annually at a rate of 20% per year and will be fully vested on 1/25/05.
(13) The Stock Options vest annually at a rate of 20% per year and will be fully vested on 1/31/06.
(14) The Stock Options vest annually at a rate of 20% per year and will be fully vested on 1/30/07.
(15) Represents phantom stock units from dividend reinvestment equivalents under the Weeks Corporation 1998 Deferred Compensation Plan. All amounts accrued under the plan are to be paid in cash upon the Reporting Person's retirement.
(16) Represents phantom stock units acquired under the Executive Deferred Compensation Plan of Duke Realty Services Limited Partnership. The units are to be settled upon the Reporting Person termination of employment.

By: /s/ James R. Windmiller John W. Nelley, Jr. by J. R. Windmiller per POA prev. filed **Signature of Reporting Person	February 11, 2003 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

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